Exhibit 99.12

Section E

THE QUÉBEC ECONOMY:
RECENT DEVELOPMENTS AND OUTLOOK
FOR 2026 AND 2027

Summary	E.3
1. Québec's economic situation	E.11
1.1 The economy is adapting to the new trade reality	E.11
1.2 The reduction in migration will lead to a population decline over the next few years	E.13
1.3 The Québec government maintains its objective of increasing economic potential	E.15
1.4 The shrinking labour pool will slow job creation	E.18
1.5 Domestic demand will fuel increased economic activity	E.20
1.6 Households will continue to exercise caution	E.21
1.7 Despite a slowdown, activity in the residential sector will remain robust	E.23
1.8 The environment will once again be favourable for business investment starting in 2027	E.25
1.9 Government investment supports growth	E.26
1.10 The external sector adjusts to the new trade environment	E.27
1.11 Inflation will stabilize around the Bank of Canada's target	E.29
1.12 Nominal GDP growth will decelerate	E.32
1.13 Forecasts comparable to those of the private sector	E.33
2. The situation of Québec's main economic partners	E.35
2.1 The economic situation in Canada	E.36
2.2 The economic situation in the United States	E.40
3. The global economic situation	E.47
4. Developments in financial markets	E.53
5. The main risks that may influence the forecast scenario	E.59

E.1

SUMMARY

The global economy is undergoing a period of major transformation.

- After several decades of growth fuelled by globalization and free trade, a new context characterized by the rise of protectionism and heightened geopolitical tensions is emerging, disrupting supply chains and creating a climate of uncertainty that is weighing on investment and international trade. These tensions are also having significant impacts on financial markets, particularly energy markets.

- In addition, accelerated investment in artificial intelligence (AI) is expected to support productivity gains. This dynamic could encourage the emergence of new innovation hubs and reshape competition on a global scale. However, the enthusiasm surrounding AI in financial markets raises the risk that markets may overestimate the speed and scale of expected benefits.

Québec is nevertheless well positioned to deal with this new context. Supported by a solid economic foundation, it has the necessary assets to overcome challenges and take advantage of new opportunities that arise.

Notably, since 2018, Québec has outperformed the rest of Canada. The significant initiatives implemented by the Québec government to increase the potential of the economy have led to more wealth creation.

- Québec's strong performance has narrowed the gap in living standards, as defined by real GDP per capita, with its key partners.

According to the most recent official statistics available, the standard of living rose by 4.9% in Québec between 2018 and 2024, while it fell in Ontario (−0.3%) and in the rest of Canada (−0.9%).

– The standard of living gap thus decreased from 15.9% in 2018 to 10.2% in 2024 in relation to Ontario and from 20.2% to 13.6% compared to the rest of Canada. Such small differences have never been observed since statistics began to be compiled in 1981.

- At the same time, the Québec government has continued to protect its citizens' wallets, thereby strengthening the financial position of Québec households.

- Between 2018 and 2024, household purchasing power, measured by disposable income in real terms per capita, improved by 9.2% in Québec compared to 5.1% in Ontario and in the rest of Canada.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.3

- The increase in disposable income supported the savings rate in Québec. In 2024, it reached 8.3%, the highest among the provinces (5.0% in Canada).

- In addition, the household debt ratio, that is, the value of household liabilities as a proportion of disposable income, is lower in Québec (143.2% in 2024) than in Canada (182.3%).

- The Québec labour market is among the best performing in Canada. In 2025, Québec had an unemployment rate of 5.6%. Only Saskatchewan (5.2%) had a lower unemployment rate among the provinces (6.8% in Canada). Meanwhile, the employment rate for people aged 15 to 64 reached 77.4%, the highest in the country (74.2% in Canada).

- Québec's housing market also remains one of the most dynamic housing markets among the provinces, supported in particular by greater affordability than elsewhere in Canada.

In addition, the Canadian dollar, which remains at a relatively low level, supports the competitiveness of exports. Moreover, Québec exporters have adopted a number of strategies to mitigate the impact of tariffs, including diversifying their export markets.

- During the first 11 months of 2025, the not-seasonally adjusted value of Québec's international exports to destinations other than the United States rose by $2.9 billion (+9.8%) compared to the same period in 2024.

Québec is more exposed than Canada to conflict with the United States

After experiencing strong growth in 2024 (+1.7%), real GDP growth in Québec slowed in 2025 to 0.8%. This increase is lower than that observed in Canada (+1.7%).

- The economic shock linked to the trade dispute triggered by the United States has had a greater impact on Québec than on Canada, due in particular to the concentration of tariffs in sectors where Québec is particularly active, including aluminum.

Although domestic demand strongly supported economic growth in 2025, both in Québec and Canada, the external sector significantly slowed real GDP growth in the province.

- The external sector made a negative contribution of 1.4 percentage points to real GDP growth in Québec, while subtracting 0.4 percentage points from economic growth in Canada.

- In particular, international exports in real terms fell by 2.9% in 2025 in Québec, compared to a 1.7% decline in Canada.

Budget 2026-2027
E.4	Budget Plan

❏ The global economy is proving resilient despite numerous disruptions

Since early 2025, the increase in new tariffs imposed by the United States has disrupted trade and weighed on investment decisions. Furthermore, uncertainty surrounding U.S. tariff policy persists, with the United States administration threatening to add new tariffs or increase existing ones. Geopolitical tensions are also fuelling market volatility and heightening the risks to global economic growth.

- Despite these headwinds, global economic activity remains resilient, supported, in particular, by the significant budgetary deficits recorded in most advanced economies. Although these deficits are stimulating growth, they are a potential source of vulnerability for financial stability.

- Real GDP growth remained at 3.4% in 2025. Economic activity will continue to grow in 2026 and 2027, but at a slightly slower pace (+3.2% on average annually).

In the United States, despite unfavourable conditions caused by the tariff shock, immigration restrictions and the partial shutdown of the U.S. government at the end of the year, economic growth was fairly robust in 2025 (+2.2%).

- It was boosted, in particular, by the easing of financial and budgetary conditions, and by significant investments in artificial intelligence.

- Growth in the U.S. economy will maintain its momentum in 2026 (+2.3%), then see a slight slowdown in 2027 (+1.9%).

Meanwhile, the Québec economy is gradually adapting to this new reality, but uncertainty surrounding the trade dispute with the United States will remain high.
In addition, real GDP growth will be limited by the demographic outlook.

- After a gain of 0.8% in 2025, economic growth is expected to increase by 1.1% in 2026 and 1.4% in 2027.

TABLE E.1

Economic growth

(real GDP, percentage change)

	2024	2025	2026	2027
Québec	1.7	0.8	1.1	1.4
Canada	2.0	1.7	1.1	1.6
United States	2.8	2.2	2.3	1.9
World(1)	3.4	3.4	3.2	3.2

(1) Global GDP is expressed in purchasing power parity.

Sources: Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.5

Trade relations between Canada and the United States will evolve toward a new equilibrium, marked by persistent tariff measures.

- Budget 2026-2027 is based on the premise that the average effective tariff rate will remain relatively stable over the next few years.

- Furthermore, the July 2026 review of the Canada-United States-Mexico Agreement (CUSMA) could lead to a reduction in uncertainty.

An economic forecast in an environment of great uncertainty

Developments in the trade dispute with the United States and the CUSMA review are the main risks to the baseline scenario. In this context, the Ministère des Finances is presenting two alternative economic forecasts in Section H of the Québec Budget Plan - March 2026.

- Specifically, an increase in tariffs, the application of further sectoral tariffs or a possible withdrawal of the United States from CUSMA could exacerbate supply chain disruptions and cause a sharper slowdown in international trade, thus dampening economic growth, particularly in investment and exports. Furthermore, the tense geopolitical situation in several regions of the world, particularly in the Middle East, could also slow the economy.

▪ This scenario would result in a recession. Economic activity in Québec would then decline by 0.2% in 2026, before growing by 0.8% in 2027.

- Conversely, if a trade agreement were to be reached between Canada and the United States or certain sectoral tariffs were to be withdrawn, this would reduce uncertainty and stimulate economic growth.

▪ Real GDP would increase by 1.6% in 2026, 2.0% in 2027 and 1.8% in 2028.

Budget 2026-2027
E.6	Budget Plan

The effective tariff rate remains low, but uncertainty persists

Since the beginning of 2025, the United States has imposed various tariffs on many trading partners, including Canada. However, a significant proportion of Canadian products remains exempt from these tariffs if they comply with the rules set out in the Canada-United States-Mexico Agreement (CUSMA).

- The coming into force of the tariff measures in early 2025 prompted companies to adjust their supply chains and production processes, while ensuring that they completed the necessary documentation to comply with CUSMA requirements.

- According to U.S. government statistics, in December 2025, 86.4% of Canadian exports to the United States met the CUSMA compliance criteria and were therefore exempt from tariffs, compared to an average of 37.6% in 2024.

In this context, despite the many announcements of tariff increases, the effective tariff rate applied to all Canadian exports to the U.S. market remains relatively moderate.

- In December, this rate averaged 3.3%. It could, nevertheless, increase in the coming months should new measures targeting certain sectors be implemented.

Furthermore, CUSMA, which came into force in 2020, will be subject to a review in July 2026. In the absence of consensus between the parties, the agreement will not end immediately but will have to be renewed and reviewed on an annual basis until 2036. In addition, if one of the partners decides to withdraw from the agreement, this decision will only take effect after six months' notice. This review mechanism maintains persistent uncertainty, as any questioning of this preferential access poses a significant risk to Canada's and Québec's growth outlook.

Average effective rate of U.S. tariffs on Canadian products in 2025

(per cent)

Note: These are estimated rates based on the tariffs actually applied at customs, to which an estimate of the tariffs on lumber (part of the anti-dumping and countervailing duties) were added. This estimate differs from the theoretical effective rate based on the value of 2024 imports.

Sources: U.S. Census Bureau, U.S. Customs and Border Protection, U.S. International Trade Commission and Ministère de l'Économie, de l'Innovation et de l'Énergie.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.7

❏ Inflationary pressures will remain limited despite U.S. protectionist measures

Despite rising protectionism in the United States and the introduction of high tariffs, inflationary pressures remained relatively contained in 2025, and price growth slowed in several economies.

- This moderating inflation is due, in particular, to lower energy prices. Energy prices fell by 2.0% in Québec in 2025.

In the short term, upward and downward pressures on prices are expected to continue to balance each other out, allowing inflation to remain moderate. Consequently, the latter is expected to remain fairly close to central bank targets.

In Canada, annual growth in the Consumer Price Index (CPI) is expected to average 2.1% in 2026 and 2027. In Québec, inflation is expected to stand at 2.3% in 2026 and 2.1% in 2027.

- Since April 2025, inflation in the province has exceeded that observed across the country. This trend is due in particular to housing costs, which are rising more rapidly than in Canada. In addition, the removal of the carbon tax for Canadian consumers, with the exception of Québec, on April 1, 2025, temporarily accentuated the decline in gasoline prices elsewhere in the country.

Over the next few months, annual inflation in Québec is expected to return to a growth rate comparable to that observed in Canada. In particular, the temporary effect on inflation resulting from the abolition of the carbon tax in Canada will dissipate starting in April 2026. In addition, the gradual rebalancing of the Québec residential market will help ease pressure on housing prices.

The vacancy rate for rental housing, which rose from 1.8% in 2024 to 2.7% in 2025 in Québec, indicates that the market is well on its way to rebalancing.

However, price growth remains exposed to various risks, including geopolitical tensions and developments in the trade dispute.

TABLE E.2

Consumer Price Index

(percentage change)

	2024	2025	2026	2027
Québec	2.3	2.4	2.3	2.1
Canada	2.4	2.1	2.1	2.1
United States	3.0	2.7	2.6	2.4
Euro area(1)	2.4	2.1	1.9	2.0
World(1)	5.8	4.1	3.8	3.4

(1) International Monetary Fund's January 2026 forecast.
Sources: Statistics Canada, S&P Global, International Monetary Fund, Eurostat and Ministère des Finances du Québec.

Budget 2026-2027
E.8	Budget Plan

Effects of the conflict in the Middle East on the Québec economy

A sharp increase in oil prices due to the conflict

The economic forecasts incorporate the information available as at March 6, 2026. However, with the situation evolving rapidly and energy prices showing significant volatility, it is important to remain cautious about the economic effects of the conflict.

The outbreak of a new armed conflict in the Middle East at the end of February caused significant disruption to global energy markets, resulting, among other things, in a sharp rise in oil prices.

- As at March 6, 2026, the price of WTI oil had jumped more than 30% since the start of the conflict to around US$90 per barrel, compared to US$67 per barrel on February 27 (an increase of more than 50% since the beginning of 2026).

- The closure of the Strait of Hormuz, through which approximately 20% of global oil consumption passes, largely explains the surge in oil prices.

The Ministère des Finances du Québec is making the assumption that the conflict should last about six weeks. Therefore, the upward impact on oil prices should be largely concentrated in March and April 2026, with an estimated average impact for the year of US$4 per barrel (+7%). Subsequently, a gradual decline in prices toward the levels anticipated before the start of the conflict should be seen.

- Furthermore, sharp fluctuations in oil prices are frequently seen during periods of geopolitical tension, particularly in the Middle East. Against this backdrop, prices are expected to remain volatile in the short term, with significant spikes possible.

Short-term negative effects for households and Québec businesses

Despite an upward impact on prices stemming from higher oil prices, the economic impact in Québec should be relatively modest according to our forecasts. However, negative effects could become more apparent in the coming weeks for households and businesses.

- For households, this means adjusting their consumption basket to cope with rising energy prices. For businesses, this represents an increase in their production costs.

However, sizable risks remain. A significant deterioration in the situation in the Middle East and a sustained rise in energy prices could lead to greater inflationary pressures and slow down the economy. These changes could spur the Ministère des Finances du Québec to adjust its global forecasts and those for Quebec. The Ministère will monitor the situation closely over the coming months.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.9

1. QUÉBEC'S ECONOMIC SITUATION

1.1 The economy is adapting to the new trade reality

Following strong growth in 2024 (+1.7%), Québec's economy gradually adapted to the new trade reality and real GDP growth slowed in 2025 (+0.8%). It is expected to strengthen gradually, reaching 1.1% in 2026 and 1.4% in 2027.

- Domestic demand will continue to provide significant support for economic activity, bolstered, in particular, by government measures aimed at protecting Quebecers' purchasing power. In addition, relatively low interest rates and a labour market that will remain tight will continue to support growth.

Québec's economy will withstand the ongoing trade disruptions, but uncertainty will remain.

- The U.S. administration is maintaining high tariffs on certain Canadian products, including aluminum, and is suggesting that it could introduce more. Furthermore, the effective tariff rate remains low, as a larger percentage of Canadian exports meets CUSMA compliance criteria. However, the Agreement will undergo a review in 2026, and the outcome of the negotiations is uncertain.

- In addition, population aging as well as the decline in temporary and permanent immigration will limit economic gains in the coming years. Specifically, policies implemented by the federal government and aimed at reducing the proportion of non-permanent residents to 5% of the population by 2028 are expected to temporarily slow population growth, which had reached record levels in 2023 and 2024.

- In addition, the geopolitical situation remains tense, particularly in the Middle East.

CHART E.1

Economic growth in Québec

(real GDP, percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.11

Economic activity has been slowed by certain sectors that are more exposed to international trade

The Québec economy, which is heavily dependent on international trade, has been weakened by the tightening of protectionist policies implemented by its main trading partner and by uncertainty surrounding its external relations.

Since the beginning of 2025, the economy has been showing signs of slowing down. This moderation is due to the contraction in output in sectors that are suffering the consequences of tariffs and trade uncertainty.

- These include manufacturing as well as transportation and warehousing. In particular, in November 2025, manufacturing output volume hit its lowest level since July 2020.

- For the first 11 months of 2025 compared to the same period in 2024, production in these industries declined by 3.1%.

- In particular, real GDP in the manufacturing sector fell by 3.8% during this period. Of the 18 subsectors in this segment, 14 recorded a decline. The most significant declines were observed in the paper (−19.1%), electrical equipment, appliances and components (−14.7%), primary metal (−10.7%), printing (−9.2%), and furniture and related products (−8.6%) subsectors.

Conversely, sectors less sensitive to the trade dispute continued to support total production, partially offsetting the shock and preventing a more pronounced economic slowdown overall.

- For the first 11 months of 2025 compared to the same period in 2024, economic growth in other industries posted a gain of 1.4%.

On the whole, despite considerable resilience in 2025, economic growth by industry confirms that trade tensions are holding back export-related sectors.

Real GDP for certain industries in Québec in the cumulative of available months in 2025 (per cent)
	Weight in 2024	Change(1)
Industries sensitive to the trade dispute	16.4	−3.1
- Manufacturing	12.2	−3.8
- Transportation and warehousing	4.2	−0.8
Other industries	83.6	1.4
ALL INDUSTRIES	100.0	0.7

(1) For the first 11 months of 2025 compared to the same period in 2024.

 Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.12	Budget Plan

1.2 The reduction in migration will lead to a population decline over the next few years

Federal and provincial immigration policies have had a marked effect on population growth, which, after reaching record levels in recent years, slowed significantly in 2025.

- In fact, the population of Québec grew by only 0.7% in 2025, after a significant increase of 2.0% in 2024. In Canada, population growth slowed to 0.9% in 2025, after a gain of 3.0% in 2024.

This downward trend will continue over the next few years, and Québec is expected to see slight population declines until 2029, with a decrease of 0.1% in 2026 and 0.2% in 2027 in particular. Population growth in Canada is expected to remain stable in 2026 (0.0%) and 2027 (+0.1%).

- The population decline will particularly affect those aged 15 to 64, who represent the main pool of potential workers and also constitute the largest age group within the immigrant population.

- In Québec, the number of non-permanent residents is expected to decrease from approximately 562 300 in 2025 to 375 000 by the end of 2029.

- At the same time, last fall the Québec government unveiled its permanent immigration targets for 2026 to 2029. The number of permanent immigrants will go down from 65 000 per year to 45 000 for 2026 to 2029.

CHART E.2	CHART E.3

Population in Québec and Canada	Population aged 15 to 64 in Québec and Canada
(percentage change)	(percentage change)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.13

The expected reduction in immigration curbs population growth

Population growth spurred by international immigration

As of July 1, 2025, Québec had a population of 9 058 300, an increase of 62 800 (+0.7%) compared to 2024. This population growth was driven entirely by net international migration.

- Québec welcomed over 57 600 permanent immigrants in 2025, and the number of non-permanent residents increased by approximately 21 000.

- Interprovincial migration losses totalled just under 5 100 people in 2025. Natural increase, which is the difference between births and deaths, has been negative since 2024 (−2 500 people in 2025).

A deceleration in population growth will continue

Although the population continued to grow in 2025 (+0.7%), population growth slowed compared to the strong increases of 2023 (+1.8%) and 2024 (+2.0%). With the exception of 2021, which was marked by border restrictions due to the pandemic, the growth in 2025 represented the lowest annual increase recorded since 2016.

The policies implemented by the federal and Québec governments to reduce the number of non-permanent residents slowed the growth of temporary immigration in 2025.

- After reaching a peak of 134 400 in 2024, net non-permanent resident intake[1] in Québec declined to approximately 21 000 in 2025.

The slowdown in population growth will continue over the next few years as the number of non-permanent residents in Québec continues to decline and natural increase remains negative.

Components of population growth in Québec
(annual change in population and its components, in thousands of people)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

1 Net non-permanent resident intake refers to the balance representing the difference between the number of people arriving in the province to reside there temporarily and the number of people leaving.

Budget 2026-2027
E.14	Budget Plan

1.3 The Québec government maintains its objective of increasing economic potential

Since the fall of 2018, significant steps have been taken to increase Québec's economic potential to create more wealth. These steps have supported strong economic performance, which resulted in a considerable increase in the standard of living, as defined by real GDP per capita.

Nevertheless, in 2023 and 2024, the standard of living decreased slightly in Québec.

- The effects of high inflation and restrictive monetary policy slowed the growth of real GDP in 2023. In addition, temporary factors specific to Québec, such as forest fires, low runoff in Hydro-Québec basins, and strikes in the public and parapublic sectors, also slowed economic activity.

- In 2024, Québec's record population growth, due to immigration, moderated the impact of accelerated real GDP growth on the standard of living.

In 2025, growth in economic activity, combined with slower population growth, allowed the standard of living to resume an upward trajectory (+0.1%). This trend will accelerate in 2026 and 2027 (+1.5% on average annually).

- In 2027, real GDP per capita should stand at $55 451, which represents a gain of 8.1% compared to 2018.

CHART E.4

Québec's standard of living

(real GDP in chained 2017 dollars per capita)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.15

❏ Gaps in living standards with Ontario and the rest of Canada have narrowed significantly since 2018

Québec's strong economic performance since 2018 has narrowed the gaps in living standards with Ontario and the rest of Canada.

- According to the most recent official statistics available, the standard of living, measured by real GDP per capita, increased by 4.9% in Québec between 2018 and 2024.

- For the same period, it fell by 0.3% in Ontario and 0.9% in the rest of Canada.

Québec's standard of living gap with Ontario narrowed from 15.9% in 2018 to 10.2% in 2024. After reaching 20.2% in 2018, the standard of living gap with the rest of Canada stood at 13.6% in 2024.

- Such small differences have never been observed since statistics began to be compiled in 1981.

In 2025, the upheavals linked to the trade dispute and changes to immigration policy led to a moderation in economic growth in Québec. This situation, combined with significant changes to immigration policies, led to a slight increase in the standard of living gap in the short term (10.7% in relation to Ontario and 14.6% compared to the rest of Canada).

- Over the next few years, the standard of living gap will remain close to the low point reached in 2024. Furthermore, the government intends to continue to act on the main determinants of living standards and to intensify its efforts to close the gap between Québec and Ontario by 2036.

TABLE E.3

Change in standard of living

(real GDP per capita, change and gap with Québec in per cent)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Between 2018 and 2027(1)
Change
Québec	1.6	1.7	−5.5	7.0	3.3	−1.0	−0.3	0.1	1.3	1.7	8.1
Ontario	1.5	0.4	−5.8	5.5	2.2	−0.7	−1.6	0.6	1.0	1.7	3.0
Rest of Canada	1.2	0.1	−6.2	5.0	2.6	−0.8	−1.2	1.0	1.0	1.4	2.5
Gap
Ontario	15.9	14.4	14.1	12.5	11.3	11.6	10.2	10.7	10.4	10.5	-
Rest of Canada	20.2	18.4	17.5	15.3	14.4	14.6	13.6	14.6	14.3	14.0	-

Note: Ontario's real GDP growth from 2025 to 2027 corresponds to the average forecast of nine private sector institutions as at March 6, 2026. For the rest of Canada and the Ontario population in 2026 and 2027, these represent the growth forecasts for Canada excluding Québec.

(1) Changes over the entire period.

Sources: Institut de la statistique du Québec, Statistics Canada, Ontario Ministry of Finance and Ministère des Finances du Québec.

Budget 2026-2027
E.16	Budget Plan

❏ Determinants of Québec's economic potential

The government has set itself the objective of raising the standard of living for Quebecers, and it does not intend to deviate from this mission despite U.S. protectionist policies, which are limiting growth of economic activity. It will achieve this objective by acting on the determinants of growth.

Productivity, which is real GDP per job, measures the efficiency of workers to transform their efforts into output. Productivity gains offer the greatest potential for improvement to support growth in the standard of living in Québec.

- After recording a 0.7% increase in 2024, productivity dropped in 2025. This decline stems from the slowdown in real GDP growth amid trade tensions, while the labour market is showing resilience. Productivity will return to growth in 2026 (+0.7%) and this growth will accelerate in 2027.

The employment rate, which is the total number of workers as a proportion of the population aged 15 to 64, reached an all-time high in 2023. Although the employment rate declined in 2024, it remains the highest among the provinces. In the current context of an aging population, strong labour market participation will be necessary to continue supporting economic growth.

The demographic weight of the main labour pool represents the share of the population aged 15 to 64 compared to the total population. Québec's population is aging, which limits the growth of the available labour pool. As a result, this factor's contribution to growth has been declining since the mid-2000s. Demographic trends are difficult to reverse, and it is expected that this component will continue to limit potential GDP.

TABLE E.4

Contribution of factors to economic growth

(average annual percentage change and contribution in percentage points)

	2010 to 2019	2020	2021	2022	2023	2024	2025	2026	2027	2028 to 2030
Growth factors (contribution)
Demographic weight of 15- to 64-year-olds(1)	−0.7	−0.7	−0.8	−0.6	−0.2	0.0	−0.5	−0.8	−0.7	−0.5
Employment rate(2)	1.0	−5.0	4.8	2.5	1.4	−1.0	1.5	1.4	1.3	0.9
Productivity(3)	0.8	0.2	2.9	1.4	−2.2	0.7	−0.9	0.7	1.1	1.1
STANDARD OF LIVING(4)	1.1	−5.5	7.0	3.3	−1.0	−0.3	0.1	1.3	1.7	1.5
Real GDP	1.9	−4.7	7.3	4.5	0.7	1.7	0.8	1.1	1.4	1.4
Population	0.8	0.8	0.2	1.1	1.8	2.0	0.7	−0.1	−0.2	0.0

Note: Totals may not add due to rounding.

(1) The demographic weight of 15- to 64-year-olds represents the share of the population aged 15 to 64 as a percentage of the total population.

(2) The employment rate corresponds to the total number of workers in proportion to the population aged 15 to 64.

(3) Productivity as measured by real GDP per job.

(4) Standard of living as measured by real GDP per capita.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.17

1.4 The shrinking labour pool will slow job creation

The labour market remained resilient in 2025, despite the uncertain trade environment.

- On average for the year as a whole, 78 800 jobs were created (+1.7%). Meanwhile, the unemployment rate increased slightly from an average of 5.3% in 2024 to an average of 5.6% in 2025.

Over the next few years, the anticipated reduction in the labour force, due to the combined effects of population aging and declining immigration, is expected to result in more moderate employment growth.

- The labour force, defined as the number of people aged 15 and over who are looking for work or are employed, will grow by only 0.2% in 2026, before declining by 0.5% in 2027.

- The shrinking labour pool will dampen job creation. As a result, approximately 20 000 jobs will be created in 2026 (+0.4%) and 16 100 positions will be added in 2027 (+0.3%).

Since employers will have to deal with a smaller labour pool to fill their available positions, the unemployment rate is expected to decline to an average of 5.4%
in 2026 and 4.6% in 2027.

- Against this backdrop, Québec will continue to move close to full employment. Some sectors could experience labour shortages, which would make recruitment more difficult and could put pressure on wages.

CHART E.5	CHART E.6

Job creation in Québec	Unemployment rate in Québec
(annual data in thousands)	(annual data in per cent)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.18	Budget Plan

The labour market remained resilient in Québec in 2025

In an uncertain economic climate marked by trade tensions and the demographic slowdown, the labour market remained resilient in 2025.

- For the year as a whole, 78 800 jobs were created (+1.7%), which is stronger than in Ontario (+1.0% in 2025) and Canada (+1.4%).

- Québec had an unemployment rate of 5.6%. Only Saskatchewan (5.2%) had a lower unemployment rate among the provinces (6.8% in Canada). In addition, the employment rate for the population aged 15 to 64, which reached an average of 77.4% in 2025, was the highest among the provinces (74.2% in Canada).

Despite this strong performance, the labour market is showing some signs of slowing down.

- Although it remains at a relatively low level, the unemployment rate rose from an average of 5.3% in 2024 to 5.6% in 2025. Furthermore, after peaking in September 2021 (258 100 positions), the number of job vacancies declined to 118 300 in December.

This change was reflected in employees' hourly wages, which rose by 3.6% in 2025 in Québec. Although this increase remains higher than the average rate observed during the 10 years preceding the pandemic (2.4% on average between 2010 and 2019), it is moderate compared to recent increases, which had peaked at 5.8% on average in 2022.

Over the coming months, job creation is expected to continue, but gains are projected to remain limited.

- A less dynamic economic environment, combined with the decline in the working-age population, will lead to slower job creation.

- In addition, the decline in overall demand for goods and services resulting from the trade dispute will moderate hiring.

Change in employment in 2025

Unemployment rate in 2025
(average annual data in per cent)

(average annual data in per cent)

Source: Statistics Canada.

Source: Statistics Canada.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.19

1.5 Domestic demand will fuel increased economic activity

Domestic demand will remain the main driver of real GDP growth in 2026 and 2027, but its contribution will slow, mainly due to population decline, which will reduce demand for goods and services.

- After exercising caution in 2025, households will increase their spending, supported in part by the tax relief measures announced in the fall 2025 update and coming into force in January 2026, as well as by the measures announced by the federal government in its most recent budget. The favourable financial position of households, relatively low borrowing costs, a labour market that will remain tight, and rising asset values will also support consumption.

- Supported by policy rate cuts, residential investment gained momentum in 2025 (+8.1%). Its growth will continue in 2026, but at a more moderate pace (+0.3%), before decreasing by 1.2% in 2027.

- Uncertainty surrounding trade relations with the United States will slow non-residential business investment in 2026. It is expected to subsequently recover, as uncertainty surrounding U.S. trade policy eases.

The external sector will contribute 0.4 percentage points to real GDP growth in 2026 and 2027. As companies continue to adapt to the new trade environment, exports will return to growth.

TABLE E.5

Real GDP and its major components in Québec

(percentage change and contribution in percentage points)

	Change			Contribution
	2025	2026	2027	2025	2026	2027
Domestic demand	1.8	0.7	1.0	1.9	0.7	1.0
Household consumption	1.1	1.3	1.6	0.7	0.8	0.9
Residential investment	8.1	0.3	−1.2	0.5	0.0	−0.1
Non-residential business investment	1.5	−0.7	1.7	0.2	−0.1	0.2
Government spending and investment	1.4	0.1	0.1	0.4	0.0	0.0
External sector	-	-	-	−1.4	0.4	0.4
Exports	−1.7	1.2	2.2	−0.7	0.5	0.9
Imports	1.4	0.2	1.2	−0.7	−0.1	−0.6
Inventories	-	-	-	0.3	0.0	0.0
REAL GDP	0.8	1.1	1.4	0.8	1.1	1.4

Note: Totals may not add due to rounding.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.20	Budget Plan

1.6 Households will continue to exercise caution

Despite relatively low household confidence and persistent uncertainty, consumption remained the main driver of economic activity in 2025. Household expenditure growth will accelerate in 2026 and 2027, fuelled in part by their favourable financial position. Consumers will also continue to benefit from low interest rates, particularly when purchasing durable goods.

- Additionally, households will benefit from the support provided by certain measures presented in the Québec government's fall 2025 update, which aimed to protect the purchasing power of Quebecers by putting money back in their wallets.

- These measures included the reduction of contribution rates to the Québec Pension Plan and the Québec Parental Insurance Plan, as well as the indexation of the tax system and social assistance benefits at a rate of 2.05%.

- Nevertheless, the decline in the population will dampen demand for goods and services.

Furthermore, even as interest rates fall, some households will see higher mortgage payments upon renewal, which could limit their purchasing power and encourage them to exercise caution.

CHART E.7	CHART E.8

Household consumption expenditure in Québec	Changes in various interest rates in Canada
(percentage change, in real terms)	(per cent)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Note: The weighted residential mortgage rate represents the average rate on funds advanced, which is calculated based on interest rates for new residential mortgage lending in Canada.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.21

Québec households are benefiting from a favourable financial situation

Québec's household purchasing power per capita has improved faster than in Canada since 2018

Purchasing power is defined as household disposable income in real terms per capita. In Québec, it improved considerably between 2018 and 2024. Over this period, it grew by 9.2%, the strongest increase among the provinces (+6.0% in Canada).

- This is due in part to the strong performance of the labour market and the shortage of labour, which have led to significant wage gains. Between 2018 and 2024, per capita wages and salaries in Québec jumped 35.5% (+25.8% in Canada).

- Furthermore, household purchasing power has been supported by a number of measures put in place by the Québec government since fall 2021, including a reduction in personal income tax, enhanced senior assistance, the introduction of two one-off cost of living support payments and a 3% cap on the indexation of government rates.

The improved purchasing power observed in recent years has strengthened the financial position of Québec households.

- Québec's savings rate (8.3% in 2024) remained higher than the savings rate observed in Canada (5.0% in 2024).

- In addition, the household debt ratio, that is, the value of household liabilities as a proportion of disposable income, was lower in Québec (143.2% in 2024) than in Canada (182.3% in 2024).

Growth in household disposable income per capita between 2018 and 2024

Household debt ratio
(percentage change, in real terms)

(per cent)

Note: The consumption expenditure deflator was used to measure price trends. Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Note: The debt ratio corresponds to the total value of liabilities divided by household disposable income. Sources: Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.22	Budget Plan

1.7 Despite a slowdown, activity in the residential sector will remain robust

After growing by 14.5% between 2023 and 2025, residential investment in real terms is expected to grow slightly in 2026 (+0.3%), before declining in 2027. Nevertheless, activity in this sector will remain relatively robust.

- New construction will remain stable. After reaching 59 900 units in 2025, the number of housing starts is expected to be 56 000 units in 2026 and 49 000 units in 2027, levels higher than the average observed during the 10 years preceding the pandemic (44 200 units per year between 2010 and 2019).

- At the same time, demand in the resale market will remain strong, with transactions continuing to increase. They will be 99 400 in 2026 and 101 700 in 2027. It should be noted that between 2010 and 2019, an average of
79 400 transactions were carried out each year.

This trend is explained by latent demand for housing, resulting from recent strong population growth, the fall in mortgage interest rates and by government measures aimed at increasing housing stock.

While housing supply will remain strong, the decline in population will limit demand. This trend will reduce imbalances in the housing market and ease the upward pressure on housing prices seen recently.

- The vacancy rate for rental housing, which rose from 1.8% in 2024 to 2.7% in 2025, indicates that the market is well on its way to rebalancing.

CHART E.9	CHART E.10

Residential investment in Québec	Rental vacancy rate in Québec
(percentage change, in real terms)	(per cent)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Note: This is the vacancy rate for rental housing for all centres with 10 000 inhabitants or more. Source: Canada Mortgage and Housing Corporation.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.23

The Québec real estate market stands out from the rest of Canada

The Québec real estate market has been standing out from the rest of Canada since 2024. In Québec, the number of housing starts is growing considerably. After a 25.2% gain in 2024, it jumped by 22.9% in 2025.

- This strength contrasts with a slowdown in several other provinces in 2025, notably British Columbia (−3.6%) and Ontario (−12.3%).

Québec's resale market also stands out for its dynamism. After a significant gain of 18.8% in 2024, the number of transactions in the resale market was up 7.7% in 2025. By comparison, the number of transactions was down in Ontario (−5.6% in 2025) and British Columbia (−5.7%).

The strength of housing starts in Québec was supported, in particular, by various government measures. In the context of a housing shortage, the Québec government, along with several municipalities, has implemented measures to encourage residential construction. Since fall 2018, nearly $4.3 billion has been invested in housing construction, mainly for social and affordable housing. This will make it possible to build nearly 25 500 affordable housing units from 2023-2024 to 2028-2029.

Furthermore, demand on the resale market in Québec has remained strong, with lower housing prices than those observed in Canada as a whole and a resilient job market.

- In 2025, the average price of a property was $541 700 in Québec, compared to $834 800 in Ontario and $953 200 in British Columbia.

- In addition, Québec's labour market is one of the tightest in the country. More specifically, Québec ranked first among the provinces in terms of the employment rate for people aged 15 to 64 in 2025 (77.4% in Québec compared to 74.2% in Canada).

Housing starts and transactions on the resale market

Average home resale price
(percentage change)

(thousands of dollars)

Sources: Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Centris and Haver Analytics.

Sources: Canadian Real Estate Association, Centris and Haver Analytics.

Budget 2026-2027
E.24	Budget Plan

1.8 The environment will once again be favourable for business investment starting in 2027

Despite low financing costs, non-residential business investment is expected to decrease in 2026, in real terms.

- Geopolitical instability and the trade dispute will lead to the postponement, or even cancellation, of certain investment projects. The unpredictability surrounding U.S. trade policies makes it difficult for many businesses to plan for the long term.

- Investments in machinery and equipment, whose components are mainly imported, will be particularly affected. In addition, the relative weakness of the Canadian dollar will make them more expensive.

Starting in 2027, non-residential investment will resume its path of growth as uncertainty surrounding U.S. trade policy eases and export growth gets stronger.

Furthermore, investment in artificial intelligence is also expected to intensify, driven by digital transformation and the search for productivity gains.

In addition, despite the unstable trade environment, many large-scale projects are continuing, particularly in public transit and the mining sector.

- Also, Hydro-Québec's Action Plan 2035 - Towards a Decarbonized and Prosperous Québec includes massive investments by 2035.

CHART E.11	CHART E.12

Non-residential business investment in Québec	Components of non-residential business investment in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.25

1.9 Government investment supports growth

Governments are an important driver of economic activity in Québec. The value of government investment as a proportion of GDP was 4.4% in 2024, compared to 3.6% in Ontario.

- These investments, which include investments by the Québec government, the federal government, local public administrations and Aboriginal public administrations, are expected to reach a record $29.2 billion in 2027.

They will especially be driven by increased expenditures by the Québec government.

- In particular, investments set out in the Québec Infrastructure Plan (QIP) were increased by more than $5 billion over six years compared to what was planned in Budget 2025-2026.

- From 2025-2026 to 2030-2031, investments will total $108.0 billion, which is $5.2 billion more than what was planned in March 2025.

- The QIP was increased to $167 billion over 10 years, from 2026-2027 to 2035-2036.

- Significant amounts will be invested to preserve the quality of public services, ensure their continuity and guarantee their accessibility in the government's priority missions, namely health, social services, education and higher education.

CHART E.13

Government investment in Québec

(billions of dollars, in nominal terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.26	Budget Plan

1.10 The external sector adjusts to the new trade environment

Québec's exports in real terms fell by 1.7% in 2025. With the exception of 2020, which was affected by the pandemic, this is the first decline since 2011. The imposition of tariffs made Québec products more expensive for U.S. buyers, which reduced the volume of goods traded.

Exports will return to growth in 2026 and their progress will strengthen in 2027, as uncertainty eases and companies continue their efforts to increase exports outside the United States.

- In particular, after three consecutive years of decline, growth in exports to other provinces resumed in 2025 (+0.4%) and will accelerate to 1.8% in 2026 and 2.0% in 2027. The gradual reduction of barriers to domestic trade is a lever for stimulating these exports.

Québec's goods and services imports, for their part, will show a modest gain of 0.2% in 2026, before rising slightly in 2027 (+1.2%).

- The weakness of imports in 2026 is partly due to the drop in investment in machinery and equipment (−5.7%), whose components are mainly purchased from abroad. Additionally, trade tensions are prompting Québec businesses to become less dependent on U.S. imports.

CHART E.14	CHART E.15

Québec exports	Imports and domestic demand in Québec
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.	Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.27

A sharp decline in exports to the United States

Since March 2025, the U.S. administration has been applying tariffs to Canada on all imported products that do not comply with the provisions of the Canada-United States-Mexico Agreement (CUSMA). Trade barriers are also affecting several strategic sectors of Québec's and Canada's economies, including steel, aluminum, the automotive industry and lumber.

The implementation of these measures had an impact on Québec's trade. In the first 11 months of 2025, the not-seasonally adjusted value of international exports of goods decreased by $3.6 billion (−3.2%) compared to the same period in 2024.

- In particular, the value of exports to the United States fell by $6.5 billion (−7.9%) over this period. Among the products that contributed most to this decline were metal ores and non-metallic minerals (−24.3%), automobiles and parts (−20.4%), chemical, plastic and rubber products (−19.0%), and forestry products (−9.4%).

The unpredictability of U.S. trade policy creates a climate of uncertainty. Given these circumstances, exporters have adopted several strategies to mitigate the impact of tariffs, including diversifying their export markets.

- In the first 11 months of 2025, Québec's exports to destinations other than the United States increased by $2.9 billion (+9.8%).

- Despite increasing diversification, the United States remains Québec's main export market (an average of 70.0% of total international exports in 2025) and is expected to remain so due to its proximity and the strong integration of these two economies.

Québec's international exports of goods in 2025

Québec's share of international exports of goods
(change in billions of current dollars)

(per cent, current dollars)

Note: This is the average for the first 11 months of 2025 compared to the same period in 2024, and not-seasonally adjusted monthly data.

Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.

(1) Average for the first 11 months of 2025, and not-seasonally adjusted data.

Sources: Institut de la statistique du Québec and Ministère des Finances du Québec.

Budget 2026-2027
E.28	Budget Plan

1.11 Inflation will stabilize around the Bank of Canada's target

Although economic activity in Québec moderated in 2025, inflation as measured by CPI growth increased slightly, from 2.3% in 2024 to 2.4% in 2025. Despite some monthly volatility, it generally remained within the Bank of Canada's target range of 1% to 3%.

- The imposition of tariffs on U.S. imports caused disruptions in some global supply chains and led to higher prices for several goods and services. Since a significant portion of consumer goods and input used by businesses come from the U.S. market, these tariffs directly increase import costs. In addition, the weakness of the Canadian dollar contributed to the higher cost of imported products.

- Nevertheless, the drop in oil prices has eased pressure on production and transportation costs.

Over the next few months, despite certain fluctuations, inflation is expected to remain close to the Bank of Canada's 2% target. In Québec, it is expected to average 2.3% in 2026 and 2.1% in 2027.

- For these two years, headline inflation in Québec is expected to be slightly higher than that expected for Canada (2.1% in 2026 and 2.1% in 2027). This trend is due in particular to housing costs, which should see faster growth than in Canada.

CHART E.16	CHART E.17

Total CPI	CPI excluding food and energy
(percentage change)	(percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.29

Slightly stronger inflation in Québec than in Canada

After a period characterized by slower price increases in Québec than in Canada, the annual increase in the Consumer Price Index (CPI) in Québec is exceeding, since June 2025, the national level. In particular, in January 2026, annual CPI growth reached 3.0% in Québec, compared to 2.3% in Canada. This trend is notably due to:

- housing prices (+4.9% in January), which are rising faster than in Canada (+1.7%);

▪ The housing market is slow in Canada, while it remains dynamic in Québec. In particular, the average price of a property on the resale market was up 8.1%
in 2025 in Québec, while it was down 1.5% for the same period in the country as a whole. Despite this increase, housing prices in Québec remain lower than in Canada.

▪ Excluding housing, annual inflation stands at 2.2% in January in Québec, and 2.5% in Canada.

- energy prices, which fell by 5.4% in Québec in January compared to a 10.9% decline in Canada.

▪ The removal of the federal fuel charge (carbon tax) for Canadian consumers, with the exception of Québec, on April 1, 2025, continues to impact annual inflation.
It should be noted that Québec has its own carbon pricing mechanism.

Over the next few months, annual inflation in Québec is expected to return to a rate comparable to that observed in Canada. The recovery in housing starts in Québec since 2024, combined with a shrinking population, will contribute to easing pressures on housing prices. Moreover, the temporary effect on inflation in Canada that was brought about by the abolition of the carbon tax will dissipate starting in April 2026.

Trends in CPI

Trends in CPI excluding housing
(annual percentage change)

(annual percentage change)

Source: Statistics Canada.

Source: Statistics Canada.

Budget 2026-2027
E.30	Budget Plan

The imbalance in the housing market will quickly fade, easing pressure on prices

In general, housing starts grow at a rate comparable to that of household formation[1], the latter being a major determinant of housing demand.

In 2023 and 2024, population growth accelerated in Québec, which contributed to a faster pace of household formation. Approximately 72 900 new households were formed in 2023, followed by an additional 81 300 households in 2024.

At the same time, housing starts reached a low point in 2023 (38 900 units), hampered by rising interest rates and high construction costs, in particular. They then went back up to 48 700 units in 2024, a rate that remained insufficient, however, to meet demand. This imbalance between supply and demand put upward pressure on housing prices.

In 2025, there were 59 900 housing starts, which was significantly higher than the number of households formed (34 700). This gap marks the beginning of a rebalancing of the housing market. The increased vacancy rate for rental housing, which rose from 1.8% in 2024 to 2.7% in 2025, confirms that the adjustment is well under way.

The momentum in residential construction will continue from 2026 to 2028, with housing starts expected to exceed 40 000 units per year. At the same time, household formation is expected to slow due to the anticipated decline in population. This trend will slow demand for housing in a context where supply will continue to increase, which is expected to translate into a moderation in price growth.

- In addition, Québec's Administrative Housing Tribunal has proposed a 3.1% rent increase in 2026 for units that have not undergone any major renovations. This increase is well below that proposed for 2025 (+5.9%).

Changes in housing starts and household formation in Québec

(thousands)

Sources: Institut de la statistique du Québec, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

1 Household formation refers to the number of new private households, plus an estimate of new collective households formed, in particular, by people living in seniors' residences.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.31

1.12 Nominal GDP growth will decelerate

After posting strong increases since 2021, nominal GDP, the broadest measure of the tax base and a central determinant of the change in the government's own-source revenue, should post more moderate gains, up 3.5% in 2026 and 3.4% in 2027.

- This is largely due to the deceleration in GDP price growth.

- Growth in output value over the next two years will be slightly lower than the average observed over the ten years preceding the pandemic (an average of +3.8% annually from 2010 to 2019).

While the main tax bases on which government revenues are based will generally increase, their growth will slow down.

- Growth in wages and salaries will slow significantly between 2025 (+4.4%) and 2026 (+3.0%), as the growth seen in 2025 was stimulated more significantly than it will be in 2026 by retroactive salary payments granted to public and parapublic sector employees. In 2027, the tighter labour pool resulting from the anticipated population decline will increase tensions in the labour market, exerting modest pressure on wages and salaries, which are expected to grow by 3.5%.

- Growth in consumer spending in nominal terms is expected to slow from 4.0% in 2025 to 3.8% in 2026 and 3.6% in 2027 due to moderating inflation and population decline.

- Despite the persistent climate of uncertainty, businesses managed to maintain an increase in their profits in 2025 (+5.7%). The net operating surplus of corporations is expected to increase by 3.7% in 2026 and 3.1% in 2027.

- This trend reflects businesses' ability to adapt to rising costs, particularly through price adjustments and productivity gains. It also reflects the strong domestic demand.

- However, this growth rate is lower than the average annual growth observed over the ten years preceding the pandemic (+4.2% on average from 2010 to 2019).

TABLE E.6

Nominal GDP in Québec

(percentage change)

	2024	2025	2026	2027
Real GDP	1.7	0.8	1.1	1.4
Prices - GDP deflator	4.1	3.7	2.3	2.0
NOMINAL GDP	5.9	4.5	3.5	3.4

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.32	Budget Plan

1.13 Forecasts comparable to those of the private sector

The Ministère des Finances du Québec forecasts a 1.1% increase in economic activity in 2026. This increase is similar to the average private sector forecast (+1.0%).

The Ministère des Finances is forecasting 1.4% real GDP growth in 2027. This is slightly more cautious growth than the average private sector forecast (+1.6%).

The large variation between private sector forecasts reflects the uncertainty arising from the current economic situation.

CHART E.18	CHART E.19

Economic growth in Québec in 2026	Economic growth in Québec in 2027
(real GDP, percentage change)	(real GDP, percentage change)

Source: MFQ summary as at March 9, 2026, which includes the forecasts of ten private sector institutions.	Source: MFQ summary as at March 9, 2026, which includes the forecasts of ten private sector institutions.

TABLE E.7

Economic outlook in Québec - Comparison with the private sector

(annual percentage change)

	2025	2026	2027	2028	2029	2030	Average 2026-2030
Real GDP
Ministère des Finances du Québec	0.8	1.1	1.4	1.5	1.5	1.4	1.4
Private sector average	0.9	1.0	1.6	1.5	1.5	1.5	1.4
Nominal GDP
Ministère des Finances du Québec	4.5	3.5	3.4	3.4	3.4	3.3	3.4
Private sector average	4.3	3.4	3.7	3.6	3.6	3.6	3.6

Note: Averages may not add due to rounding.

Source: Ministère des Finances du Québec summary, as at March 9, 2026, which includes the forecasts of ten private sector institutions.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.33

TABLE E.8

Economic outlook in Québec

(annual average, percentage change, unless otherwise indicated)

	2024	2025	2026	2027	2028	2029	2030
Production
Real GDP	1.7	0.8	1.1	1.4	1.5	1.5	1.4
Nominal GDP	5.9	4.5	3.5	3.4	3.4	3.4	3.3
Nominal GDP (billions of dollars)	616.8	644.4	666.9	689.9	713.6	737.7	762.4
Components of GDP (in real terms)
Final domestic demand	3.1	1.8	0.7	1.0	1.0	1.1	1.1
- Household consumption	2.5	1.1	1.3	1.6	1.5	1.5	1.4
- Government spending and investment	2.5	1.4	0.1	0.1	0.3	0.6	0.9
- Residential investment	5.9	8.1	0.3	−1.2	−2.8	−2.5	−1.6
- Non-residential business investment	5.5	1.5	−0.7	1.7	2.5	2.3	2.3
Exports	0.5	−1.7	1.2	2.2	2.0	2.0	1.9
Imports	1.8	1.4	0.2	1.2	1.2	1.2	1.2
Labour market
Population (thousands)	8 995	9 058	9 045	9 025	9 012	9 007	9 014
Population aged 15 and over - Labour Force Survey (thousands)	7 435	7 579	7 601	7 597	7 596	7 606	7 623
Jobs (thousands)	4 566	4 645	4 665	4 681	4 698	4 713	4 727
Job creation (thousands)	43.2	78.8	20.4	16.1	16.3	15.3	14.0
Unemployment rate (per cent)	5.3	5.6	5.4	4.6	4.2	4.0	4.0
Other economic indicators (in nominal terms)
Household consumption	5.1	4.0	3.8	3.6	3.4	3.3	3.2
- Excluding food expenditures and shelter	4.1	2.6	2.7	3.3	3.2	3.1	3.0
Housing starts (thousands of units)	48.7	59.9	56.0	49.0	41.5	36.9	33.9
Residential investment	9.4	14.2	3.4	1.2	−0.3	−0.2	0.8
Non-residential business investment	9.2	5.4	2.1	4.2	5.1	4.5	4.5
Wages and salaries	6.0	4.4	3.0	3.5	3.3	3.1	3.1
Household income	7.1	3.8	3.2	3.4	3.3	3.2	3.3
Net operating surplus of corporations	3.1	5.7	3.7	3.1	3.4	3.6	3.7
Consumer Price Index	2.3	2.4	2.3	2.1	2.0	2.0	2.0
- Excluding food and energy	2.7	2.7	2.3	2.1	1.9	1.9	1.9

Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

Budget 2026-2027
E.34	Budget Plan

2. THE SITUATION OF QUÉBEC'S MAIN ECONOMIC PARTNERS

Québec is an economy open to the world. In 2024, total exports accounted for over 45% of Québec's nominal GDP. Consequently, growth trends in Québec, particularly in exports, are largely influenced by the economic position of its main trading partners.

Although its trade destinations have diversified over the past 20 years, Canada and the United States remain Québec's main economic partners.

- In 2024, more than 26% of all Québec merchandise exports were destined for Canada, whereas those to the United States represented slightly less than 54%.

In the current climate of uncertainty, Québec remains highly dependent on the trade policy of its main international partner, which increases its vulnerability to external fluctuations.

CHART E.20

Share of Québec's merchandise exports by main trading partner

(percentage of total merchandise exports, in nominal terms)

Note: Merchandise exports include international and interprovincial merchandise exports.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.35

2.1 The economic situation in Canada

❏ The Canadian economy at a turning point in 2026

The Canadian economy remained relatively strong in 2025 (+1.7%). At the beginning of the year, U.S. companies stepped up their imports before the imposition of tariffs, which temporarily boosted trade. In addition, favourable financial conditions, driven by further cuts to policy rates and strong stock markets, helped to bolster domestic demand and sustain economic activity.

These favourable conditions are, however, gradually fading as the Canadian economy faces several headwinds. Overall, real GDP growth is expected to slow to 1.1% in 2026.

- U.S. trade and tariff policies continue to harm exporters, particularly in certain sectors, including steel, aluminum, automobile manufacturing and wood products. At the same time, persistent threats of higher tariffs combined with the uncertain outcome of the CUSMA negotiations are weakening the economic outlook, particularly by limiting non-residential investment.

- Furthermore, the federal government, in collaboration with all provinces and territories, is stepping up efforts to establish new trade partnerships to support market diversification and growth in the external sector.

- The federal government is also pursuing its goal of reducing the proportion of non-permanent residents in the population to 5.0% by the end of 2027.

As the Canadian economy adapts to the new trade environment, growth is expected to accelerate and rise to 1.6% in 2027.

CHART E.21

Economic growth in Canada

(real GDP, percentage change)

Sources: Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.36	Budget Plan

❏ Domestic demand will support economic growth

Real GDP growth will decelerate from 1.7% in 2025 to 1.1% in 2026.

- Household consumption is expected to remain strong, supported by relatively low interest rates, but growth in consumer spending will slow, curbed in particular by population stabilization (0.0%).

- The residential market is expected to continue growing in 2026, supported by improved affordability conditions, the cumulative decline in the Bank of Canada's policy rate and the resilience of the labour market.

- The trade dispute and resulting uncertainty will temper non-residential investment.

The external sector, for its part, will contribute modestly to the rise in real GDP.

- Exports will show weak growth (+0.5%), while tariffs introduced by the United States will continue to raise the cost of exported goods, dampening demand for Canadian products.

- Meanwhile, imports will remain relatively stable (+0.1%) due, in part, to lower investment in machinery and equipment, whose components are mainly imported.

In 2027, the recovery in non-residential business investment and exports, supported by reduced uncertainty, will result in a stronger recovery in economic activity.

TABLE E.9

Real GDP and its major components in Canada

(percentage change and contribution in percentage points)

	Change			Contribution
	2025	2026	2027	2025	2026	2027
Domestic demand	2.1	1.1	1.4	2.2	1.1	1.5
Household consumption	2.3	1.6	1.8	1.3	0.9	1.0
Residential investment	1.0	2.5	0.6	0.1	0.2	0.0
Non-residential business investment	−0.2	−1.4	1.7	0.0	−0.2	0.2
Government spending and investment	3.0	0.8	0.7	0.8	0.2	0.2
External sector	-	-	-	−0.4	0.1	0.2
Exports	−1.7	0.5	2.2	−0.5	0.1	0.7
Imports	−0.4	0.1	1.3	0.1	0.0	−0.4
Inventories	-	-	-	0.0	−0.2	−0.1
REAL GDP	1.7	1.1	1.6	1.7	1.1	1.6

Note: Totals may not add due to rounding.

Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.37

❏ Population stagnation will dampen job creation

Over the next few years, the relative stagnation of the population will dampen job creation.

- After an average gain of 298 200 jobs in 2025 (+1.4%), only 113 800 jobs are expected to be created in 2026 (+0.5%) and another 140 900 in 2027 (+0.7%). The expected stagnation in the labour pool will contribute to a decline in the unemployment rate, which will fall from 6.8% in 2025 to 6.5% in 2026 and 5.7% in 2027.

❏ Household consumption will support growth

Despite a certain slowdown due to population stabilization, household consumption will remain the main driver of economic activity.

- It will be supported, in particular, by lower interest rates and various measures taken by the federal government, such as tax relief and the enhancement of the Canada Groceries and Essentials Benefit, as well as by some provincial governments to bolster household expenditures.

❏ Residential investment will continue to grow

Despite disparities between provinces, residential investment in Canada returned to growth in 2025 (+1.0%) and is expected to continue to grow in 2026. It will be supported by accumulated demand and improved affordability conditions, including lower mortgage rates and prices, particularly in Ontario and Vancouver. In 2027, momentum in this sector is expected to slow, curbed in part by a declining demand for housing.

CHART E.22	CHART E.23

Household consumption expenditure in Canada	Residential investment in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

Budget 2026-2027
E.38	Budget Plan

❏ Investments will return to growth in 2027

In 2026, non-residential business investment will decline for a third consecutive year (−1.4%), before returning to growth in 2027 (+1.7%).

- Uncertainty surrounding the trade dispute will lead to the postponement or even cancellation of certain projects. In addition, businesses have less cash to invest, as the net operating surplus of corporations fell 13.8% between 2022 and 2024, which limited investments.

- However, Canada's new defence policy, aligned with its NATO commitments, will help support these investments.

❏ Export growth will pick up despite uncertainty

In 2026, exports will pick up slightly (+0.5%), and their growth will accelerate in 2027 (+2.2%).

Despite the persistence of tariffs, exports will benefit from the relative weakness of the Canadian dollar. Furthermore, companies are gradually diversifying their export markets. In addition, liquefied natural gas export capacity will continue to increase in 2026, which will support sales of energy products abroad.

Imports, meanwhile, are expected to grow modestly in 2026 (+0.1%) and post a 1.3% gain in 2027. They will be driven by a strong increase in domestic demand in particular. However, imports will be held back by factors such as population stagnation and weak investment in machinery and equipment.

CHART E.24	CHART E.25

Non-residential business investment in Canada	Exports and imports in Canada
(percentage change, in real terms)	(percentage change, in real terms)

Sources: Statistics Canada and Ministère des Finances du Québec.	Sources: Statistics Canada and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.39

2.2 The economic situation in the United States

❏ Relatively robust economic growth in 2026

Real GDP in the United States is expected to grow by 2.3% in 2026 after increasing by 2.2% in 2025. Growth should then return closer to its potential, settling at 1.9%
in 2027.

Economic activity, which showed surprising resilience in 2025 despite numerous headwinds, will benefit from domestic demand over the next two years. It will be supported in particular by:

- an expansionary fiscal policy resulting from the adoption in 2025 of the One Big Beautiful Bill Act (OBBBA), whose effects on growth will be felt more strongly in 2026;

- easing of financial conditions, as the U.S. Federal Reserve will continue to cut its key interest rate this year amid a slowdown in the labour market, even though inflation will remain above the 2% target;

- significant investments in artificial intelligence (AI) and digital technology, which should lead to improved productivity. However, the enthusiasm surrounding AI in financial markets raises the risk that markets may overestimate the speed and scale of expected benefits.

Furthermore, certain factors will limit the growth of the U.S. economy, namely geopolitical and trade tensions, and restrictive migration policies that could further limit the supply of workers and fuel inflation.

CHART E.26

Economic growth in the United States

(real GDP, percentage change)

Sources: S&P Global and Ministère des Finances du Québec.

Budget 2026-2027
E.40	Budget Plan

❏ Consumer spending will remain high

Following 2.7% growth in 2025, household consumption expenditure is forecast to increase by 2.4% in 2026 and 2.2% in 2027.

- U.S. household spending will be supported by improved financial wealth and the massive fiscal stimulus plan of 2025.

- However, it will be limited by somewhat high inflation (2.6% in 2026 and 2.4% in 2027), by the slowdown in job creation, which will fall from an average of approximately 120 000 jobs per month in 2024 to an average of 35 000 jobs per month from 2025 to 2027, and by fragile consumer confidence.

❏ The real estate sector is expected to rebound in 2027

Residential investment will decline slightly in 2026 (−0.9%) before rebounding in 2027 (+2.1%). It had contracted by 2.2% in 2025.

- The labour shortage caused in particular by restrictive migration policies will dampen residential investment.

- Furthermore, with the decline in net immigration, the pace of household formation is also expected to slow, which, combined with the slowing labour market, will limit housing demand and housing starts.

Nevertheless, the expected continued decrease in mortgage rates and more moderate real estate prices will improve housing affordability and promote a recovery in the residential market in 2027.

CHART E.27	CHART E.28

Confidence indices in the United States	Growth in real estate prices and mortgage rates in the United States
(indices, three-month moving average)	(per cent)

Note: The base year (100) is 1985 for the consumer confidence index and 1986 for the business confidence index. Source: S&P Global.	Sources: S&P Global, Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.41

❏ Artificial intelligence, a driver of business investment

Non-residential business investment is expected to increase by 2.5% in 2026 and 2.1% in 2027, after growing strongly by 4.2% in 2025.

It will continue to grow, mainly driven by the rise of AI, which will remain a driver of business capital expenditures after encouraging the digital shift in the years following the pandemic.

- Investments in AI will remain at the forefront in 2026, and could exceed US$500 billion, according to some experts. Computer purchases, data centre construction and investments in intellectual property products, such as research and development, will remain strong.

- The significant tax measures in the OBBBA, such as accelerated deductions for certain eligible capital expenditures, will support business investment. This will also be the case for the decrease in corporate financing costs resulting from monetary policy easing.

The strong rise in investment will nevertheless slow as the positive effects of the OBBBA fade.

- Added to this is somewhat high inflation, fuelled in particular by tariffs and electricity costs, as well as a labour shortage.

CHART E.29	CHART E.30

Non-residential business investment in the United States	Average price of electricity in the United States
(index, first quarter of 2015 = 100, in real terms)	(in U.S. cents per kWh)

(1) Investments in computer equipment, research and development and software. Sources: S&P Global and Ministère des Finances du Québec.	Source: U.S. Energy Information Administration.

Budget 2026-2027
E.42	Budget Plan

❏ An expansionary fiscal policy

After growing by 1.2% in 2025, spending by all levels of government is expected to slow significantly, increasing by 0.6% in 2026 and 0.4% in 2027.

- Growth in federal government spending will slow from 1.6% in 2026 to 0.4% in 2027, while state and local government spending will remain relatively stable.

Despite weak discretionary expenditures in real terms, the budgetary deficit and public debt will rise due to the fiscal stimulus plan. Furthermore, tariff revenue growth could be slower following the Supreme Court's decision to strike down a large portion of the tariffs.

❏ The external sector influenced by trade policy

Exports will grow by 1.8% in 2026 and 2.1% in 2027, benefiting from global demand and the depreciation of the U.S. dollar.

In addition, high tariffs, which have increased the cost of imported goods, will result in a 0.5% decline in imports in 2026. However, imports will return to growth in 2027 (+2.6%), underpinned by domestic demand, including business investment.

Overall, net exports will contribute 0.2 percentage points to real GDP growth. Trade policy will continue to affect exchanges between the United States and its trading partners, while investments in AI, among other things, will keep the trade deficit at a high level.

CHART E.31	CHART E.32

Government spending in the United States	Goods trade deficit in the United States
(percentage change, in real terms)	(billions of U.S. dollars)

Sources: S&P Global and Ministère des Finances du Québec.	Source: S&P Global.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.43

Growth supported by a generous fiscal stimulus plan

On July 4, 2025, the U.S. government passed the One Big Beautiful Bill Act, or OBBBA. This new law made permanent a number of tax measures adopted during the 2017 tax reform, which were due to expire at the end of 2025.

It also introduced new measures that change taxation for households and businesses, the structure of certain tax credits and the financing and delivery of several social programs. Among other things, the OBBBA:

- makes permanent the 2017 changes to tax rates and brackets and extends inflation indexation by one year for the 10%, 12% and 22% tax brackets;

- accelerates deductions for business investments (accelerated depreciation), reducing the effective marginal tax rate on these capital expenditures;

- increases public expenditures in sectors deemed to be priorities, such as defence and security, while reducing other types of discretionary expenditures.

According to the Congressional Budget Office (CBO), a nonpartisan agency of the United States Congress, the medium- and long-term impacts of the OBBBA are uncertain.

- It should stimulate growth in the short term but will widen inequalities between households and worsen public finances.

Support for growth in the coming years

The CBO estimates that the new law will raise real GDP by 0.4% in 2025, 0.9% in 2026 and 0.7% on average per year from 2027 to 2034.

In the short term, the gains will come from increased demand for goods and services. In the long term, they will result from an increase in the number of hours worked and investment.

Effects of the OBBBA on household income

Macroeconomic impacts of the OBBBA
(thousands of U.S. dollars; 2026-2034)

(percentage points, unless otherwise indicated)

Source: Congressional Budget Office.

Source: Congressional Budget Office.

Budget 2026-2027
E.44	Budget Plan

Growth supported by a generous fiscal stimulus plan (cont.)

A significant source of inequality within the U.S. economy

This generous fiscal stimulus plan will fuel inflation somewhat by boosting demand.
In addition, it will widen the income gap between wealthier households and low-income households.

- High-income households will be the main beneficiaries, while low-income households will lose out due to reduced social transfers from the federal government and states.

Against this backdrop, several experts believe that the OBBBA could exacerbate the
K-shaped economy phenomenon previously observed, in particular in 2025. This concept expresses a two-speed recovery where one part of the economy accelerates (the upper arm of the K), while others stagnate or decline (the lower arm).

- For example, in 2025, income and asset growth were exceptionally strong for wealthier households, but more modest for less affluent ones.

- As a result, the wealthiest 40% of households accounted for approximately 60% of consumption in the United States.

- In addition, investments in certain sectors such as artificial intelligence have increased significantly, to the detriment of investments in other sectors.

A significant increase in the deficit and public debt

The CBO anticipates upward pressure on public debt and debt service in the medium term, which will alter the United States' already precarious fiscal trajectory.

- The measures outlined in the OBBBA will reduce federal revenue by nearly US$4 500 billion by 2034 and public spending by approximately US$1 100 billion. Accordingly, they will increase the deficit by US$4 200 billion. The debt ratio will reach 108% of GDP in 2030, exceeding its 1946 peak, and 116% in 2034.

Budgetary deficit and government debt in the United States

(percentage of GDP)

Source: Congressional Budget Office.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.45

 3. THE GLOBAL ECONOMIC SITUATION

❏ The global economy is proving resilient

Global real GDP growth was 3.4% in 2025 and is expected to slow slightly to 3.2% in 2026 and 2027. The global economy is nevertheless showing resilience in an international context that remains marked by numerous disruptions and the resulting uncertainty.

- The slowdown expected in 2026 will be reflected in the growth of several advanced and emerging economies.

The high tariffs imposed by the United States on imports since spring 2025 are hindering global economic growth and leading to increased trade volatility. The effects of tariffs are amplified by the high uncertainty weighing on business confidence and limiting investment.

Agreements between the United States and its trading partners have nevertheless led to a reduction in some tariffs, and many countries are gradually adjusting to this new reality. In addition, moderate inflation, more accommodative financial conditions and expansionary budgetary policies in several major advanced economies will continue to buoy economic activity.

However, numerous vulnerabilities could slow growth in some countries in the coming years. These include worsening geopolitical tensions and a possible deterioration in public finances, which could lead governments to limit their spending.

CHART E.33

Global economic growth

(real GDP in purchasing power parity, percentage change)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.47

TABLE E.10

Outlook for global economic growth

(real GDP, annual percentage change)

	Weight(1)	2025	2026	2027
World(2)	100.0	3.4	3.2	3.2
Advanced economies(2)	39.8	1.9	1.7	1.6
Québec	0.3	0.8	1.1	1.4
Canada	1.3	1.7	1.1	1.6
United States	14.8	2.2	2.3	1.9
Euro area	11.7	1.4	1.1	1.4
- Germany	3.0	0.2	0.8	1.3
- France	2.2	0.8	0.9	1.0
- Italy	1.8	0.5	0.6	0.8
United Kingdom	2.2	1.3	1.1	1.2
Japan	3.3	1.1	0.8	0.8
Emerging and developing economies(2)	60.2	4.4	4.2	4.2
China	19.3	5.0	4.5	4.2
India(3)	8.1	7.2	6.5	6.5

(1) Economic weight according to purchasing power parity. The weights shown are for the year 2024.

(2) GDP in purchasing power parity.

(3) Data for the fiscal year (April 1 to March 31).

Sources: International Monetary Fund, S&P Global, Institut de la statistique du Québec, Statistics Canada, Bloomberg, LSEG Datastream, Eurostat and Ministère des Finances du Québec.

Budget 2026-2027
E.48	Budget Plan

❏ Growth slowdown in advanced economies

Real GDP growth in advanced economies is expected to moderate to 1.7%, on average, in 2026 and 1.6% in 2027, compared to 1.9% in 2025. However, the
United States will continue to experience strong economic growth in 2026.

- Economic growth is expected to moderate in 2026 in several advanced economies, including Canada, the euro area and Japan.

In some countries, such as the United States and the United Kingdom, monetary easing could continue in 2026, which would support economic activity.

In addition, fiscal expansion in the United States, Germany and Japan, among others, will also have a positive effect on growth, but the resulting deterioration in public finances remains a significant risk in the longer term.

U.S. tariffs will continue to hamper economic growth in advanced economies, but their impact could ease in the medium term. Furthermore, many Asian economies, such as Japan, South Korea and Taiwan, are capitalizing on strong demand, particularly from the U.S., for their exports in the technology sector.

- The euro area, meanwhile, appears to be benefiting less from the boom in the technology sector, and its manufacturing sector continues to be weighed down by high energy costs and foreign competition.

CHART E.34	CHART E.35

Economic growth in select major advanced economies	Primary budgetary balance in select major advanced economies
(real GDP, percentage change)	(percentage of GDP)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.	Note: Budgetary balance excluding interest payments, adjusted for cyclical economic variations and expressed as a percentage of potential GDP. Source: International Monetary Fund.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.49

A worldwide deterioration of public finances

According to the International Monetary Fund (IMF), global public debt is projected to increase, rising from 94.7% of GDP in 2025 to 101.1% in 2029. This would put it at its highest level since 1948. In the past year, the IMF has adjusted its forecast for global public debt in 2029 upward by 2.4 percentage points and believes that there is a risk of an even greater increase.

- The deterioration in public finances is occurring against a backdrop of moderate economic growth and rising borrowing costs for governments, following a period of low interest rates. Governments are also facing upward pressure on their spending.

▪ Among other things, NATO countries, including Canada, have agreed to significantly increase their military spending. Population aging in advanced economies is also putting pressure on public finances.

Some major economies, such as those of the United States, the United Kingdom and France, are in a budgetary situation that is difficult to sustain over the long term and are facing high interest payments. Furthermore, public debt exceeds 100% of GDP in most G7 economies.

This deterioration in public finances in several major economies is one of the factors that could exert upward pressure on long-term interest rates, thereby increasing debt service costs and worsening public finances in many countries.

- In addition, developments in these areas could pose a significant risk to the economic situation and the long-term stability of the global financial system. For instance, precarious public finances could limit the leeway of governments to intervene in the event of a negative economic shock.

Outlook for public finances worldwide

Budgetary balance in select G7 economies
(percentage of GDP)

(percentage of GDP)

Note: The primary public deficit excludes net interest payments.
Source: International Monetary Fund.

Note: Budgetary balance for all public administrations, including public pension plans.
Source: International Monetary Fund.

Budget 2026-2027
E.50	Budget Plan

❏ Dampening of growth in emerging economies

Real GDP growth in emerging economies is expected to be 4.4% in 2025 and 4.2% in 2026 and 2027. Growth will slow in 2026 compared to 2025, particularly in China and India, the two largest emerging economies.

- Overall, economic growth in emerging economies will be supported by the easing of trade tensions and adjustment to this new reality, stabilization of commodity prices, improved financial conditions and strengthened investment flows.

In China, the country hardest hit by U.S. tariffs, real GDP growth is expected to slow gradually, from 5.0% in 2025 to 4.5% in 2026, and then to 4.2% in 2027.

- Weak domestic demand, high tariffs on exports to the United States, difficulties in the real estate sector and a less expansionary budgetary policy are weighing on growth.

- Other structural challenges, such as the weak labour market and an aging population, are also curbing economic activity.

- However, Chinese authorities continue to support economic growth, and, in recent months, the country has managed to diversify its export markets, thereby limiting the impact of U.S. tariffs.

CHART E.36	CHART E.37

Economic growth in select major emerging economies	World Bank's financial conditions index
(real GDP, percentage change)	(index in points, January 2024 = 100)

Sources: International Monetary Fund, S&P Global, LSEG Datastream, Bloomberg and Ministère des Finances du Québec.	Note: A lower value indicates more flexible financial conditions. Source: World Bank.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.51

Global trade is experiencing disruptions

In recent years, international trade has been disrupted by several events, including the COVID-19 pandemic, the war in Ukraine and the conflicts in the Middle East, as well as by the resulting significant disruptions in supply chains.

- Furthermore, in 2025, the United States, the world's largest importer, significantly increased its tariffs. This more restrictive trade policy could potentially contribute to a decline in the significance of the United States in international trade in the coming years.

In this context, fears of trade fragmentation and a slowdown in globalization have emerged as economies adjust to a new reality.

- Since 2022, trade between countries with regional trade agreements has generally proven more resilient than trade between countries without such agreements. Trade between developing countries in particular has continued to grow strongly.

- Over the next few years, economies with more diversified export markets are expected to experience stronger trade growth.

Nevertheless, growth in global merchandise trade accelerated in 2025. Total trade was buoyed by the acceleration of exports to the United States at the beginning of the year to avoid tariffs and the surge in demand for artificial intelligence (AI) products.

In summary, global trade growth is expected to continue in the medium term. However, it could prove volatile depending on developments in trade policies and the technology sector, particularly in the United States.

Change in the volume of merchandise imports

Change in global merchandise trade
(index in points, January 2024 = 100)

(annual percentage change)

Sources: CPB Netherlands Bureau for Economic Policy Analysis and Ministère des Finances du Québec.

Source: World Trade Organization.

Budget 2026-2027
E.52	Budget Plan

4. DEVELOPMENTS IN FINANCIAL MARKETS

❏ Investor confidence tested by the presence of several risks

International financial markets have evolved in a relatively favourable environment over the past few months. The global economy has proven more resilient than expected and inflation is under control in most advanced economies, while continued monetary easing and budgetary support have helped sustain growth.

- Most stock markets, in particular the Canadian market, have generally continued to perform well since the fall. In the United States, however, concerns about the future profitability of massive investments in artificial intelligence have resulted in lower returns than elsewhere. Recently, heightened geopolitical tensions have dampened investors' appetite for risk.

- For their part, global bond yields have shown mixed results. They are expected to stabilize over the coming quarters, but significant risks remain regarding high levels of budgetary deficits, public debt in major economies, and future inflation trends.

- Furthermore, although oil prices rose in early 2026 due to geopolitical tensions in the Middle East, they are expected to moderate over the coming months as a result of global production surpluses.

CHART E.38	CHART E.39

North American stock markets developments	Yield on 10-year federal bonds
(index, December 31, 2024 = 100)	(per cent)

Note: Most recent figure is for March 5, 2026. Sources: Bloomberg and Ministère des Finances du Québec.	Note: Most recent figure is for March 5, 2026. Source: Bloomberg.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.53

❏ Status quo for the Bank of Canada in 2026

In January 2026, the Bank of Canada kept its policy rate at 2.25% for the second consecutive meeting. It considers that the current level of the policy rate remains appropriate if the economy evolves in accordance with its outlook.

- Headline inflation in the country was 2.3% in January, and the Bank expects it to remain close to the 2% target over the coming quarters.

Furthermore, the Bank of Canada believes that ongoing trade uncertainty with the United States and geopolitical risks are weakening the Canadian economy's outlook for growth.

- In this context, the Bank of Canada is expected to keep its policy rate unchanged this year, before raising it in 2027 to 2.50%.

❏ End of rate cuts in the United States in 2026

The U.S. Federal Reserve kept its key interest rate in the range of 3.50%-3.75% in January, following three consecutive cuts in the fall of 2025.

- Thanks to the strength of the U.S. economy, and despite the slowdown in the labour market and inflation remaining relatively high, expectations regarding the extent of future monetary easing in the United States have moderated somewhat in recent months.

The Federal Reserve considers that its current monetary policy is appropriate. Therefore, it is expected to be patient before making further adjustments. Two rate cuts are expected for 2026, the next one in June, bringing the key interest rate within the 3.00%-3.25% range.

CHART E.40

Policy rate in Canada and the United States

(overnight rate target and federal funds target rate,(1) per cent)

(1) Midpoint of the target range for the federal funds rate.

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

Budget 2026-2027
E.54	Budget Plan

❏ Bond yields are expected to stabilize in 2026

Since fall 2025, bond yields have been mixed in North America. Toward the end of 2025 they were supported by the expectation of less accommodative monetary policies. Risk premiums on government bonds also continued to trend upward.

- However, the continued slowdown in inflation in Canada and the United States has led to an easing of bond yields in February 2026. Yields began to climb again in early March due to the conflict in the Middle East.

Bond yields are expected to stabilize somewhat over the coming quarters, as the financial markets appear to have fully taken into account the short-term outlook for monetary policy.

- However, bond yields could prove volatile, in particular due to risks associated with expansionary budgetary policies and the persistent inflationary risk stemming from U.S. trade policy.

❏ The Canadian dollar is expected to gradually appreciate in 2026

In 2025, the Canadian dollar had a rather difficult year, mainly due to increased economic and trade uncertainty. It depreciated by nearly 5% to an average of 71.5 U.S. cents, its lowest level since 2002.

- However, it recovered somewhat in early 2026, benefiting from the widespread decline of the U.S. dollar and rising commodity prices. However, the currency market remains volatile.

The Canadian dollar is expected to gradually appreciate over the coming quarters. It will mainly be supported by the expected decline of the U.S. dollar against major currencies, in a context where new investments could be more directed outside the United States.

- However, continued uncertainty in trade relations between Canada and the United States, particularly with the upcoming CUSMA review, could limit the upside potential for the Canadian dollar.

TABLE E.11

Canadian financial markets

(average annual percentage, unless otherwise indicated, end-of-year data in brackets)

	2025	2026	2027
Overnight rate target	2.6 (2.3)	2.3 (2.3)	2.4 (2.5)
3-month treasury bill	2.6 (2.2)	2.2 (2.3)	2.4 (2.5)
10-year bond	3.2 (3.4)	3.3 (3.3)	3.3 (3.3)
Canadian dollar (in U.S. cents)	71.5 (72.9)	73.6 (74.3)	75.5 (76.5)
U.S. dollar (in Canadian dollars)	1.40 (1.37)	1.36 (1.35)	1.32 (1.31)

Sources: Statistics Canada, Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.55

❏ Energy prices will show moderate growth

Oil prices have risen significantly since the beginning of 2026, largely due to geopolitical tensions, caused in particular by the outbreak of a new armed conflict in the Middle East.

- In 2026, global demand for oil is, however, expected to continue growing at a moderate pace due to a slight slowdown in global economic growth and high global oil inventories.

- Furthermore, abundant global supply should keep the oil market in a significant surplus this year, putting downward pressure on prices over the coming quarters.

The persistent high level of economic uncertainty, geopolitical tensions and potential disruptions to oil trade flows are all factors that could influence oil prices in the coming months.

Meanwhile, natural gas prices more than doubled in the United States in January 2026, fuelled by an increase in demand for gas for heating due to harsh weather conditions.

- Natural gas prices are expected to rise in 2026 and 2027, supported by the expansion of liquefied natural gas export capacity in the United States and increased consumption for electricity generation. However, the expected increase in prices should remain moderate due to the anticipated increase in U.S. production.

CHART E.41	CHART E.42

Change in Brent, WTI and WCS oil prices	Change in natural gas price
(U.S. dollars per barrel)	(Henry Hub, U.S. dollars per MMBtu)

Sources: Bloomberg and Ministère des Finances du Québec.	Note: Most recent figure is for March 5, 2026. Source: Bloomberg.

Budget 2026-2027
E.56	Budget Plan

Increase in the price of several metals since 2025

In 2025, metal prices were influenced by, among other things, U.S. tariff policy and structural disruptions between global supply and demand in several markets. Against this backdrop, prices have generally risen in recent months but remain volatile.

Base metal prices were supported by stronger-than-expected Chinese demand, government policies aimed at reducing excess production or limiting exports, and concerns about global supply. Intensified speculative activity in the fourth quarter of 2025 also accentuated the upward trend in metal prices.

- The price of aluminum rose by 17% in 2025 due to the outlook for tighter global supply. U.S. tariffs on aluminum imports have more than tripled the premium for aluminum deliveries to the United States and reduced U.S. imports, particularly from Canada.

- The price of copper reached an all-time high in January 2026. Several disruptions in operations at major mines have reignited concerns about supply. Uncertainty surrounding the application of U.S. tariffs on copper products, as well as the expected increase in electrification with the rise of AI and the development of data centres, also supported the price.

In addition, the price of gold rose by more than 60% in 2025. It then set an all-time high in January 2026 at over US$5 400 per ounce. The price of gold benefited from this metal's role as a safe haven amid geopolitical and trade uncertainties, a resumption of exchange-traded fund purchases, increased physical demand for gold bullion in Asia and continued massive purchases made by central banks seeking to further diversify their reserves.

Change in base metal prices

Change in demand for and price of gold
(index, January 2024 = 100)

(demand in metric tons and price in US$ per troy ounce)

Note: The latest month available is February 2026.

Sources: Bloomberg and Ministère des Finances du Québec.

Sources: World Gold Council, Bloomberg and Ministère des Finances du Québec.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.57

5. THE MAIN RISKS THAT MAY INFLUENCE THE FORECAST SCENARIO

The baseline scenario is based on multiple assumptions that are tied to risks that may impact changes in forecasts.

- The main risk concerns changes in U.S. economic and trade policies. Uncertainty regarding tariffs has remained high in the United States since the beginning of 2026.

- An additional increase in tariffs or the end of trade agreements such as CUSMA could heighten supply chain disruptions and cause a slowdown in international trade, thus dampening global economic growth.

- Conversely, the signing of trade agreements, or even a favourable review of CUSMA, could mitigate the extent of the expected economic slowdown.

- Likewise, a U.S. economy that is more resilient than expected in the face of various sources of uncertainty could have a positive impact on global GDP and Québec's GDP.

- More positive than expected effects of expansionary budgetary policy or accelerated deregulation in certain key sectors of the economy could provide stronger support for growth in economic activity in the United States.

Other risks with potential favourable or unfavourable effects include:

- a shift in inflation;

- Under the baseline scenario, headline inflation is expected to hold close to central bank targets in 2026 and 2027. However, the trade dispute, or a prolonged increase in energy prices due to continued geopolitical tensions in the Middle East, could push price growth upward. Conversely, tariffs could weaken the economy more than expected, which could limit inflation.

- In this context, monetary policies could evolve differently from the expected trajectories.

- stronger-than-expected population growth in Québec and Canada over the next few years;

- According to the baseline scenario, Québec is expected to experience slight population declines until 2029, and Canada's population growth is expected to remain stable in 2026 (0.0%) and 2027 (+0.1%). An increase in population in 2026 and 2027 would have a positive effect on economic activity, particularly by boosting demand for goods and services.

The Québec Economy:
Recent Developments and Outlook for 2026 and 2027	E.59

- persistent weakness in non-residential business investment;

- Low levels of business investment increase the risk of a loss of competitiveness and slow economic growth. This vicious circle keeps productivity low and slows potential economic growth. Less productive businesses generate lower profits, which limits their ability to invest in innovation and in cost reduction.

- a broad-based weakening of the global economy;

- Under the baseline scenario, a slight slowdown in global real GDP is anticipated in 2026. Heightened uncertainty or the occurrence of certain risks may trigger a sharper-than-expected decline in global growth. Such developments would further slow Québec's exports. They could also adversely affect oil prices; the province is a net oil importer.

- a worsening of geopolitical tensions;

- The global economy must contend with significant geopolitical tensions. In particular, the heightened tensions in the Middle East, a leading energy-producing region, represent a risk for global oil supply stability, which could translate into higher prices. Such a development would adversely affect the economy of Québec, a net importer.

- The economic scenario is based on the assumption that, despite escalating tensions with the outbreak of a new armed conflict in the Middle East, the upward effects on energy prices will be temporary and will not have a lasting impact on inflation.

- potential financial market disruptions;

- An excessive increase in debt levels in advanced economies could further weaken debt markets, leading to negative economic and financial repercussions.

- A sudden and rapid revaluation of the prices of certain afssets, particularly on stock markets, is possible.

- The sharp rise in U.S. stock markets in recent years was particularly concentrated in a handful of technology stocks, and was driven by high expectations of earnings growth that may not materialize. In such a case, markets and the economy as a whole could experience disruptions.

- widespread use of artificial intelligence in business operations;

- Such a development would boost long-term productivity and economic growth. However, it could spark temporary disruptions as businesses adapt to this new technology.

- climate events.

- Climate change and unexpected weather events may have a significant economic impact and push up commodity prices.

Budget 2026-2027
E.60	Budget Plan